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                                                                     Exhibit (p)



                             MATERIAL CHANGE REPORT

                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 67 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1.         Reporting Issuer
           Biovail Corporation International
           2488 Dunwin Drive
           Mississauga, Ontario
           L5L 1J9

2.         Date of Material Change

           September 21, 1999

3.         Press Release

           The press release prescribed by section 75(1) of the Securities Act (Ontario) was filed through SEDAR on September 22, 1999.

4.         Summary of Material Change

           Biovail Corporation International ("Biovail") announced that they filed a preliminary short form prospectus dated September 21, 1999 with the securities regulatory authorities in each of the provinces of Canada and with the Securities and Exchange Commission in the United States with respect to the qualification for distribution of 4,400,000 common shares of Biovail in Canada and the United States.

           Full Description of Material Change

           On September 21, 1999, Biovail filed a preliminary short form prospectus dated September 21, 1999 with the securities regulatory authorities in each of the Provinces of Canada and with the Securities and Exchange Commission in the United States with respect to the issue to the public, on an underwritten basis, of 4,4000,000 common shares. The common shares are being qualified for distribution in all of the provinces of Canada and are also being registered as being eligible for distribution in the United States under the multijurisdictional disclosure system. Certain shareholders of Biovail have granted to the underwriters in the U.S. syndicate an over-allotment option in respect of 660,000 common shares to cover over-allotments, if any. If the over-allotment option is exercised, Biovail will not receive any of the proceeds from the sale of shares by the selling shareholders.
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5.         Reliance on Section 75(3) of the Act

           Not applicable.

6.         Omitted Information

           Not applicable.

7.         Senior Officers

           The senior officer of Biovail who is knowledgeable about this material change is:

           John Miszuk
           Vice-President and Controller
           (416) 285-6000

8.         Statement of Senior Officer

           The foregoing accurately discloses the material change referred to herein.

           Dated this 28th day of September, 1999.




                                                --------------------------------
                                                John Miszuk
                                                Vice-President and Controller




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